                                  BRYLANE INC.
                               463 SEVENTH AVENUE
                           NEW YORK, NEW YORK  10018

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about March 13, 1998 to the holders of record of the common stock par value $0.01 per share (the "Common Stock"), of Brylane Inc., a Delaware corporation (the "Company") at the close of business on or about March 6, 1998, in connection with the pending change of a majority of the members of the Company's Board of Directors as contemplated by those certain Stock Purchase Agreements, each dated as of February 19, 1998, among FS Equity Partners II, L.P., a California limited partnership ("FSEP II"), FS Equity Partners III, L.P., a Delaware limited partnership ("FSEP III"), FS Equity Partners International, L.P., a Delaware limited partnership ("FSEP Intl." and collectively with FSEP II and FSEP III, the "FS Parties") and Pinault Printemps-Redoute, S.A., a company organized under the laws of France ("PPR") and between M&P Distributing Company, a Nevada corporation ("M&P") and PPR (collectively, the "Purchase Agreements"). You are receiving this Information Statement in connection with the pending appointment of five persons designated by PPR as members of the Company's Board of Directors, constituting a majority thereof. As further set forth below, it is a condition to the closing of the Purchase Agreements that (i) the three directors who are representatives of the FS Parties and the two directors who are representatives of The Limited, Inc. (the "Limited") will resign, (ii) the Board acting pursuant to Section 223(d) of the Delaware General Corporation Law, will fill the resulting vacancies with nominees of PPR (the "PPR Nominees") and (iii) the Board will increase the number of directorships by one, filling such newly created vacancy with an independent director who has not been identified as of the date hereof. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     Pursuant to the Purchase Agreements, PPR/1/ has agreed to purchase from the FS Parties and M&P, and the FS Parties and M&P have agreed to sell to PPR, in each case subject to the satisfaction of certain specified conditions, 4,389,294 shares and 2,573,762 shares of Common Stock, respectively. The shares being purchased by PPR constitute all of the shares owned by the FS Parties and M&P and represent in the aggregate 37.7% of the shares of Common Stock outstanding on March 1, 1998. In addition, pursuant to the Purchase Agreements, PPR has offered to purchase certain additional shares of Common Stock (up to an aggregate of 1,821,044 shares including 619,584 shares issuable upon exercise of options) from certain other shareholders of the Company (including certain members of management) at the same price paid pursuant to the Purchase Agreements ($51 per share). As a result of such purchases or as permitted under the Governance Agreement to be entered into between PPR and the Company at the closing of the transactions as contemplated by the Purchase Agreements, PPR is not permitted to acquire more than 47.5% of the outstanding shares of Common Stock during a three year period following the closing of the Purchase Agreements unless such additional purchases are approved by the Board. The closing market price of the Common Stock on March 12, 1998 was $58 1/16 per share.

     The information contained in this Information Statement concerning PPR and PPR's nominees has been furnished to the Company by PPR, and the Company assumes no responsibility for the accuracy or completeness of such information. All other information contained in this Information Statement has been supplied by the Company, and PPR assumes no responsibility for the accuracy or completeness of such information.




------------------------------------
/1/ Pursuant to the Purchase Agreements, PPR may assign its right to purchase the shares of Common Stock acquirable upon the closing of the Purchase Agreements to any one or more direct or indirect majority-owned subsidiaries, or affiliates controlled by PPR. As of the date hereof, PPR has not designated such an assignee or assignees. As used herein, the term "PPR" shall refer to PPR and any such assignee or assignees.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's capital stock as of March 1, 1998 of (i) each person who is known by the Company to be the beneficial owner of more than 5% of any class of the Company's capital stock, (ii) each director and certain executive officers of the Company, individually, and (iii) all directors and executive officers as a group. The table does not reflect PPR's purchases of Common Stock as described in note 14 thereto.


                                                                                  AMOUNT AND
                                                                                  NATURE OF
                                                                                  BENEFICIAL               PERCENT
  TITLE OF CLASS                  NAME OF BENEFICIAL OWNER                    OWNERSHIP(1)(2)(14)          OF CLASS
-------------------       ------------------------------------------------    -------------------          --------
Common Stock              Freeman Spogli & Co. Incorporated(3)(4)..........             4,389,294              24.9%
Common Stock              The Limited, Inc.(5).............................             2,573,762              14.6
Common Stock              FMR Corp.(6).....................................             1,609,800               9.1
Common Stock              William C. Johnson...............................                52,109(7)            *
Common Stock              Peter J. Canzone.................................               350,333(8)            2.0
Common Stock              Sheila R. Garelik................................                90,916(9)            *
Common Stock              Robert A. Pulciani...............................                61,559(10)           *
Preferred Stock           Dhananjaya K. Rao................................                12,500(11)           *
Preferred Stock           Carol Meyrowitz..................................                 6,000(12)           *
Common Stock              Ronald P. Spogli(4)..............................                   --                --
Common Stock              John M. Roth(4)..................................                   --                --
Common Stock              Mark J. Doran(4).................................                   --                --
Common Stock              Samuel P. Fried..................................                   --                --
Common Stock              William K. Gerber................................                   --                --
Common Stock              Peter M. Starrett................................                 4,000               *
Common Stock              All directors and executive officers of Brylane
                          as a group (20 persons)................                       5,244,862(13)          28.8%

---------------------
*   Less than 1%.
(1) The persons and entities named in this table have sole voting power and investment power with respect to all shares of Common Stock or Series A Convertible Redeemable Preferred Stock (the "Preferred Stock") shown as beneficially owned by them, subject to community property laws where applicable and the information contained in this table and these notes.
(2) The Company has reserved for issuance, to officers, key employees, certain members of the Board and consultants of the Company (or its subsidiaries), options to purchase up to 2,479,584 shares of Company Common Stock.
(3) The shares shown as beneficially owned by Freeman Spogli & Co. Incorporated, a private investment firm ("FS&Co.") are held of record as follows:
    2,107,237 shares owned by FSEP II; 2,199,603 shares owned by FSEP III; and 82,454 shares owned by FSEP Intl. FS&Co. is the sole general partner of FSEP II. FS Capital Partners, L.P. ("FS Capital"), an affiliate of FS&Co., is the sole general partner of FSEP III. FS Holdings, Inc. ("FSHI") is the sole general partner of FS Capital. The sole general partner of FSEP International is FS&Co. International, L.P. ("FS&Co. International"). The sole general partner of FS&Co. International is FS International Holdings Limited ("FS International Holdings"), an affiliate of FS&Co. As the general partners of FSEP II, FS Capital (which is the general partner of FSEP III), and FS&Co. International (which is the general partner of FSEP International), respectively, FS&Co., FSHI and FS International Holdings have the sole power to vote and dispose of the shares of the Company held by each of FSEP II, FSEP III and FSEP International, respectively.
(4) Messrs. Spogli and Roth, each of whom is a member of the Board, and Mr. Bradford M. Freeman, Mr. J. Frederick Simmons and Mr. William M. Wardlaw are general partners of FS&Co., and Messrs. Spogli, Roth, Freeman, Simmons and Wardlaw and Mr. Charles P. Rullman are the sole directors, officers and shareholders of FSHI and FS International Holdings, and as such may be deemed to be the beneficial owners of the shares indicated as beneficially owned by FS&Co. Mr. Doran, a member of the Board, is affiliated with FS&Co., FS&Co. International and FS Capital, and as such may be deemed to be the beneficial owner of the shares indicated as beneficially owned by FS&Co. Upon the closing of the transactions contemplated by the Purchase Agreements, Messrs. Spogli, Roth and Doran will resign as members of the Board. The business address of FS&Co. and its general partners, FSHI and its sole directors, officers and shareholders, FS Capital, FSEP II and FSEP III is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The business address of FS International Holdings, FS&Co. International and FSEP International is c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, P.O. Box 1111, Grand Cayman, George Town, Cayman Islands, B.W.I. The business address of Mr. Doran is 599 Lexington Avenue, 18th Floor, New York, New York 10022.
(5) All shares shown as beneficially owned by The Limited are held of record by M&P Distributing Company. The business address of The Limited is 3 Limited Parkway, Columbus, Ohio 43230.
(6) As reported in a Schedule 13G dated February 14, 1998 filed jointly with the Securities and Exchange Commission (the "Commission") by FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson, FMR Corp., Mr. Johnson and Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp., each have claimed sole dispositive power with respect to 1,222,500 shares owned by certain management investment companies registered under the Investment Company Act of 1940 and managed by Fidelity (the "Funds"). Neither FMR Corp. nor Mr. Johnson has sole voting power with respect to the 1,222,500 shares owned by the Funds, which power resides with the Fund's Boards of Trustees. In addition, Mr. Johnson and FMR Corp., through its control of Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp., each have claimed sole voting and dispositive power with respect to 387,300 shares of Common Stock beneficially owned by FMTC. Mr. Johnson and Ms. Johnson may be deemed to be control persons of FMR Corp. The business address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.
(7)  Includes 36,666 shares of Common Stock issuable upon exercise of options.
(8)  Includes 271,333 shares of Common Stock issuable upon exercise of options.
(9) Includes 56,416 shares of Common Stock issuable upon exercise of options and 500 shares of Common Stock held by son.
(10) Includes 36,459 shares of Common Stock issuable upon exercise of options.
(11) Represents 12,500 shares of the Preferred Stock which are currently convertible into Common Stock. In connection with the Purchase Agreements, PPR has agreed that the Company may fully vest the 25,000 currently unvested shares of Preferred Stock held by Mr. Rao.
(12) Represents 6,000 shares of the Preferred Stock which are currently convertible into shares of Common Stock. In connection with the Purchase Agreements, PPR has agreed that the Company may fully vest the 25,000 currently unvested shares of Preferred Stock held by Ms. Meyrowitz.
(13) Includes 4,389,293 shares of Common Stock beneficially owned by affiliates of FS&Co.
(14) Pursuant to the Purchase Agreements and related transactions, PPR will acquire the 4,389,293 shares owned by the FS&Co. affiliates, the 2,573,762 shares owned by The Limited's subsidiary, M&P, 328,900 shares owned by Mr. Canzone (including 250,000 shares issuable upon exercise of options), 68,750 shares owned by Ms. Garelik (including 28,750 shares issuable upon exercise of options), 61,459 shares owned by Mr. Pulciani (including 36,459 shares issuable upon exercise of options), 30,000 shares owned by Mr. Silbert (including 10,000 shares issuable upon exercise of options), 10,000 shares owned by Mr. Johnson and an aggregate of 50,000 shares to be owned by other members of management upon exercise of options. In addition, PPR has had discussions with Mr. Rao and Ms. Meyrowitz concerning the purchase in the future of the shares to be owned by Mr. Rao and Ms. Meyrowitz upon conversion of their Preferred Stock.

                                 BOARD OF DIRECTORS

GENERAL

     The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of March 1, 1998, there were 17,606,741 shares of Common Stock outstanding. The Board currently consists of eight members. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO NOMINATE DIRECTORS AND SOURCE OF FUNDS

     Pursuant to the Governance Agreement to be entered into in connection with the closing under the Purchase Agreements, the Company will use its best efforts to have the Board include up to five nominees of PPR in the slate of nominees presented by the Board for election at each stockholder meeting at which directors are to be elected (such nominees who become directors, "PPR Directors"); provided, if PPR's share ownership falls below the following percentages (without PPR buying back up to the applicable percentage within 30 days), PPR agrees that the following number of PPR Nominees will resign and be replaced by independent directors. If PPR's ownership falls below 40%, one PPR Nominee will resign; if PPR's ownership falls below 30%, two PPR Nominees will resign; and if PPR's ownership falls below 20%, three PPR Nominees will resign.

     PPR will obtain the funds necessary to acquire the shares of Common Stock to be purchased as indicated herein from bank borrowings.

INFORMATION CONCERNING THE PPR NOMINEES

     Certain biographical information concerning the PPR Nominees is set forth below.

     Serge Weinberg, 47, has been President and Chief Executive Officer of Pinault Printemps-Redoute SA since 1995. He joined Pinault Printemps-Redoute SA in 1990 and was initially President and Chief Executive Officer of Companie Francais d' Afrique Orientale and subsequently of Rexel SA, an affiliate of Pinault Printemps-Redoute SA. He has been vice-chairman of Rexel Inc. since March 1994 and is a Director of Rexel SA.

     Hartmut Kramer, 51, will become Chairman and Chief Executive Officer of Groupe La Redoute SA on April 1, 1998. He is at present and has been since 1989 a Managing Partner of Peek & Cloppenburg KG Dusseldorf, after having been General Manager thereof since 1985.

     Richard Simonin, 45, has been Chairman and Chief Executive Officer of SA Redoute France since May 1997. Previously, he served as Chairman of Kenzo SA, from September 1993 to April 1997 and for Givenchy from July 1992 to July 1996, both of which companies are part of the L.V.M.H. group.

     Antoine Metzger, 44, has been Chief Financial Officer of Groupe La Redoute SA since 1991. Previously, he was Chief Financial Officer of SA Redoute France (and its predecessor) from 1989 to 1991. Antoine Metzger joined La Redoute in 1985 and served as financial controller of SA Redoute France (and its predecessor) until 1989. Antoine Metzger is non-executive Chairman of Ellos and of Bernard SA. From 1996 to 1997, he was a board member of Goldkamp AG, which filed for bankruptcy in 1997.

     Johannes Loning, 34, has been Vice-President in charge of Corporate Development of Groupe La Redoute SA since 1997. From 1988 to 1997, he was a consultant with Mercer Management Consulting (and its predecessor).

     Each of the foregoing individuals is a citizen of France, except for Messrs. Kramer and Loning who are citizens of Germany. The business address of Mr. Weinberg is Pinault Printemps-Redoute SA 18, Place Henri Bergson, 75381 Paris Cedex 08 France. The business address of Messrs. Kramer, Metzger and Loning is La Redoute SA, 110, rue de Blanchemaille, 59051 Roubaix Cedex 01 France. The business address of Mr. Simonin is Group La Redoute SA, 57, rue de Blanchemaille, 59082 Roubaix Cedex 02 France.

CURRENT MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY
     The following individuals are the current members of the Board of Directors of the Company.

            NAME                AGE*                  POSITION                        DIRECTOR SINCE
            ----                ----                  --------                        --------------
Peter J. Canzone(3)..........     67   President, Chief Executive Officer,                 1994
                                       Chairman of the Board and Director
William C. Johnson(2)(3).....     58   Vice Chairman of the Board and Director             1994
Mark J. Doran(4).............     34   Director                                            1995
Samuel P. Fried(1)(4)........     46   Director                                            1994
William K. Gerber(4).........     44   Director                                            1994
John M. Roth(1)(3)(4)........     39   Director                                            1994
Ronald P. Spogli(1)(4).......     49   Director                                            1994
Peter M. Starrett(1)(2)(3)...     50   Director                                            1997

_____________________
* As of March 11, 1998.
(1) Member of Compensation Committee.
(2) Member of Audit Committee.
(3) Member of Strategic Planning Committee.
(4) To resign upon the closing of the Purchase Agreements.

     Mr. Canzone has been Chief Executive Officer of Brylane, L.P., a Delaware limited partnership and a wholly-owned subsidiary of the Company ("Brylane" or the "Partnership") and its predecessor since 1978 and also served as President of Brylane and its predecessor from 1978 until July 1996. Mr. Canzone became a member of the Board and President of Brylane Inc. in connection with the Company's formation and was elected Chairman of the Board in June 1995. Between 1969 and 1978, Mr. Canzone was employed by Lane Bryant in a variety of merchandising positions.

     Mr. Johnson became a member of the Board in connection with the Company's formation and was elected Vice Chairman of the Board in June 1995. From March 1990 until December 1994, Mr. Johnson served as Chief Executive Officer of Grolier Incorporated. Prior to joining Grolier Incorporated, from 1982 to 1989, Mr. Johnson served as Chairman of the Board and Chief Executive Officer of Fingerhut Corporation.

     Mr. Doran became a member of the Board in January 1995 and is one of the FS&Co. nominees to the Board. Mr. Doran joined FS&Co. in 1988. Previously, Mr. Doran was employed in the high yield bond department of Kidder Peabody & Co. Incorporated.

     Mr. Fried became a member of the Board in connection with the Company's formation and is one of The Limited nominees to the Board. Mr. Fried has been Vice President and General Counsel of The Limited since joining The Limited in November 1991. Mr. Fried became Vice President, Secretary and General Counsel of Intimate Brands, Inc., a subsidiary of The Limited, in May 1995, and Vice President of Ambercrombie & Fitch Co. in June 1996. Prior to joining The Limited, from February 1987 to October 1991, Mr. Fried served as Vice President, Secretary and General Counsel of Exide Corporation.

     Mr. Gerber became a member of the Board in connection with the Company's formation and is one of The Limited nominees to the Board. Mr. Gerber has been Vice President of Finance of The Limited since July 1993, Vice President of Intimate Brands, Inc. since May 1995, and Vice President of Ambercrombie & Fitch Co. since June 1996. From August 1987 to June 1993, Mr. Gerber was Vice President and Corporate Controller of The Limited. Mr. Gerber joined The Limited in 1983 and held various financial positions at The Limited Stores division of The Limited between 1983 and 1987.

     Mr. Roth became a member of the Board in connection with the Company's formation and is one of the FS&Co. nominees to the Board. Mr. Roth joined FS&Co. in March 1988 and became a general partner in March 1993. Mr. Roth is also a director of EnviroSource, Inc.

     Mr. Spogli is a founding partner of FS&Co., a private investment firm that was founded in 1983. Mr. Spogli became a member of the Board in connection with the Company's formation and is one of the FS&Co. nominees to the Board. Mr. Spogli is the Chairman of the Board and a Director of EnviroSource, Inc. Mr. Spogli also serves on the Board of Directors of Buttrey Food and Drug Stores Company.

     Mr. Starrett became a member of the Board in May 1997. Mr. Starrett is President of Warner Bros. Studio Stores Worldwide and has been employed by Warner Bros. since May 1990. Before joining Warner Bros., Mr. Starrett was President and Chief Executive Officer of Plymouth Lamston Stores Corporation from July 1988 to April 1990. Prior to that, Mr. Starrett served as Chairman and Chief Executive Officer of the Specialty Store Division of Federated Department Stores from 1986 to 1988. Mr. Starrett is also a director of Petco Animal Supplies, Inc. and Guitar Center, Inc.

     The Board currently consists of three nominees of FS&Co., two nominees of The Limited, the Chief Executive Officer of Brylane and two additional persons elected by the nominees of the Board. Pursuant to a Stockholders Agreement by and among the Company, affiliates of FS&Co., an affiliate of The Limited, Leeway & Co., NYNEX, The TJX Companies, Inc. ("TJX") and WearGuard Corporation (the "Stockholders Agreement") FS&Co. and The Limited are currently entitled to nominate three and two directors, respectively. However, the number of directors that each of FS&Co. and The Limited may nominate declines with the percentage of Common Stock held by each of them. The Stockholders Agreement will terminate upon the closing of the Purchase Agreements. Each of the current members of the Board previously nominated by FS&Co. and by The Limited intends to continue to serve until PPR's nominees have been appointed to the Board and the resignation of such current members has become effective. Messrs. Johnson and Starrett serve as independent directors on the Board and on the Audit Committee.

     Each member of the Board is elected to hold office until his respective successor is elected and qualified. Officers serve at the discretion of the Board.

COMMITTEES OF THE BOARD OF DIRECTORS OF THE COMPANY

     The standing committees of the Board are the Audit Committee (the "Audit Committee"), the Compensation Committee (the "Compensation Committee") and the Strategic Planning Committee (the "Strategic Planning Committee"). The Audit Committee, which presently consists of Messrs. Johnson and Starrett, met once during the fiscal year ended January 31, 1998 ("fiscal 1997"). The Compensation Committee, which presently consists of Messrs. Fried, Roth, Spogli and Starrett, met twice during fiscal 1997 and took various actions by written consent. The Strategic Planning Committee, which presently consists of Messrs. Canzone, Johnson, Roth and Starrett, met once during fiscal 1997.

     The Compensation Committee administers the Company's stock, option and other compensation plans. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent auditors. The Strategic Planning Committee addresses long-term strategic planning issues.

     In conjunction with the transactions contemplated by the Purchase Agreements and in light of the FS Parties' and M&P's significant share ownership in the Company and representation on the Board, pursuant to Section 141 of the Delaware General Corporation Law, the Board appointed a special committee consisting of Mr. Starrett, an independent director, to approve and recommend to the Board whether to approve the transactions contemplated by the Purchase Agreements and the Governance Agreement.

MEETINGS AND REMUNERATION

     During fiscal 1997, the Board held four meetings and took various actions by written consent. Each incumbent director attended at least 75% of the aggregate of the total number of meetings held by the Board during fiscal 1997, except Mr. Fried, and each incumbent director attended the total number of meetings held by all committees of the Board during that period within which he was a director or member of such committee of the Board.

     The members of the Board, other than Mr. Starrett, do not receive compensation for services on the Board but are reimbursed for their out-of-pocket expenses in serving on the Board. No member of the Board receives compensation for services on any committee of the Board. On May 22, 1997, Mr. Starrett was granted an option to purchase 2,000 shares of Common Stock, at a price of $29.875 per share, as well as an additional option to purchase 3,347 shares of Common Stock, at a price of $25.40 per share, pursuant to the Brylane 1996 Option Plan (as defined). In addition, Mr. Johnson has previously purchased shares of Common Stock and has previously been granted options under both the Brylane 1996 Performance Option Plan (as defined) and the Brylane 1996 Option Plan. See "--Compensation Committee Interlocks and Insider Participation". There are no family relationships between any officers or members of the Board.


                               EXECUTIVE OFFICERS

     The following individuals are the current executive officers of Brylane Inc., Brylane, L.P. or its subsidiaries.

                                                                                        EXECUTIVE
                                                                                         OFFICER
         NAME              AGE                  POSITION WITH THE COMPANY                 SINCE
-----------------------    ---   -------------------------------------------------      ---------
Peter J. Canzone.......     67   President, Chief Executive Officer, Chairman of            1978
                                 the Board and Director
Sheila R. Garelik......     52   President-Brylane                                          1989
Robert A. Pulciani.....     57   Executive Vice President, Chief Financial Officer,         1988
                                 Secretary and Treasurer
Richard L. Bennett.....     65   Senior Vice President-Human Resources                      1983
William G. Brosius.....     61   Senior Vice President-Operations/Customer Service          1979
Bruce G. Clark.........     53   Senior Vice President-Telemarketing                        1983
Kevin Doyle............     44   Vice President/General Manager-Roaman's                    1996
Kevin McGrain..........     43   Vice President/General Manager-Sears Business              1992
Carol Meyrowitz........     44   Executive Vice President-Chadwick's Merchandising          1996
Loida Noriega-Wilson...     42   Vice President/General Manager-Lerner                      1995
Dhananjaya K. Rao......     49   President and Chief Executive Officer-Chadwick's           1996
Jules Silbert..........     70   Senior Vice President-Marketing/New Business               1993
                                 Development
Arlene Silverman.......     48   Senior Vice President/General Manager-Lane Bryant          1991

____________________
* As of March 11, 1998.


     None of the executive officers has any family relationship to any director or to any other executive officer of the Company. Set forth below is a brief description of the business experience for the executive officers except Mr. Canzone. See "Members of the Board of Directors of the Company".

     Ms. Garelik has been President of Brylane since July 1996. Ms. Garelik served as Executive Vice President/President-Lane Bryant from the Brylane Acquisition until July 1996, and served as Executive Vice

President/General Manager of Roaman's from 1989 until the Brylane Acquisition (as defined). Between 1969 and 1989, Ms. Garelik was employed by Brylane's predecessor in a variety of merchandising positions.

     Mr. Pulciani has been Executive Vice President, Chief Financial Officer and Secretary of Brylane and its predecessor since May 1993. Mr. Pulciani became the Treasurer of Brylane in connection with the Company's formation. Mr. Pulciani joined Brylane in 1988, and served as Senior Vice President and Chief Financial Officer from May 1988 to May 1993. Prior to joining Brylane, Mr. Pulciani was Vice President and Controller of Carson Pirie Scott.

     Mr. Bennett has been Senior Vice President-Human Resources of Brylane and its predecessor since March 1986. Mr. Bennett joined Brylane in 1983, and served as Vice President-Human Resources from 1983 to March 1986. Prior to joining Brylane, Mr. Bennett was with Dayton Hudson from 1975 to 1983 as Director of Employee Relations/Personnel.

     Mr. Brosius has been Senior Vice President-Operations/Customer Service of Brylane and its predecessor since October 1987. Mr. Brosius joined Brylane in 1969, and served as Vice President-Fulfillment from 1979 to October 1987.

     Mr. Clark has been Senior Vice President-Telemarketing of Brylane and its predecessor since May 1988. Mr. Clark also served as Senior Vice President-MIS/Telemarketing from May 1988 to April 1997. Mr. Clark joined Brylane in 1983, and served as Vice President-MIS/Telemarketing from 1983 to May 1988. Prior to joining Brylane, Mr. Clark was a Partner with Arthur Andersen & Co.

     Mr. Doyle has been Vice President/General Manager-Roaman's since November 1996. Mr. Doyle joined Brylane in 1975 and served as Control Buyer, Assistant Buyer, Associate Buyer, Buyer and Senior Buyer over a period of 14 years. Mr. Doyle also served as Merchandise Director of Lane Bryant from August 1989 until September 1993 and served as General Merchandise Manager of Roaman's from September 1993 to November 1996.

     Mr. McGrain was appointed Vice President/General Manager of the Company's Sears Business in August 1995. Mr. McGrain joined Brylane in September 1988 and was Vice President-Controller of Lerner from May 1992 to August 1995.

     Ms. Meyrowitz has been Executive Vice President-Merchandising of the Company's Chadwick's business since the Chadwick's Acquisition in December 1996. From May 1996 to December 1996, Ms. Meyrowitz served as Executive Vice President-Merchandising of Chadwick's, Inc. From March 1991 to May 1996, Ms. Meyrowitz served as Senior Vice President and General Merchandise Manager of Chadwick's, Inc. Previously, Ms. Meyrowitz was General Merchandise Manager at Chadwick's from March 1990 to March 1991, and Vice President and Senior Merchandise Manager from January 1989 to March 1990. Prior to that, Ms. Meyrowitz was Vice President and Divisional Merchandise Manager of the Hit or Miss Division of TJX from 1986 to 1989, and she was a Buyer at the Hit or Miss Division from 1983 to 1986.

     Ms. Noriega-Wilson joined Brylane in April 1995 as Vice President/General Manager-Lerner. Prior to joining Brylane, Ms. Noriega-Wilson served as Vice President of Merchandising of Montgomery Ward Direct from February 1993 to February 1995. From September 1992 to January 1993, Ms. Noriega-Wilson served as Vice President of Merchandising for Clegg Industries, an independent private investment group. From 1988 to July 1992, Ms. Noriega-Wilson served as Vice President of Merchandising & Marketing of Together Limited in London, England. Prior to that, Ms. Noriega-Wilson was with Spiegel for 10 years, where she served as Divisional Merchandise Manager from 1986 to 1988.

     Mr. Rao has been President and Chief Executive Officer of the Company's Chadwick's business since the Chadwick's Acquisition in December 1996. From May 1996 to December 1996, Mr. Rao served as President and Chief Executive Officer of Chadwick's, Inc. From January 1995 to May 1996, Mr. Rao served as Senior Vice President, Operations and Marketing of Chadwick's, Inc. Previously, Mr. Rao worked at the T.J. Maxx Division of TJX from 1978 until 1995. His management positions during such time included Senior Vice President of

Distribution and Financial Planning and Analysis from November 1994 to January 1995, Senior Vice President of Distribution, Merchandise Planning and Inventory Management from 1991 to 1994, Senior Vice President and Director of Distribution from 1989 to 1991 and Vice President and Director of Distribution from 1981 to 1989.

     Mr. Silbert has been Senior Vice President-Marketing/New Business Development of Brylane since July 1995. From December 1993 to July 1995, Mr. Silbert served as Vice President/New Business Development of Brylane. Prior to joining Brylane, Mr. Silbert was President of The Silbert Group, Inc., an independent management consulting firm, since April 1982. From 1978 to April 1982, Mr. Silbert served as the President of the retail stores division of the Lane Bryant Company. From 1970 to 1978, Mr. Silbert served as the President of the catalog retail division of the Lane Bryant Company.

     Ms. Silverman has been Senior Vice President/General Manager-Lane Bryant since August 1996 and previously served as Senior Vice President/General Manager-Roaman's from February 1995 to August 1996. Ms. Silverman joined Brylane in 1973, and served as Division Merchandise Manager from May 1989 to May 1991, and served as Vice President of Roaman's from May 1991 to February 1995.


                             EXECUTIVE COMPENSATION

     The officers of Brylane Inc. are not compensated by Brylane Inc. for their services to Brylane Inc. Officers of Brylane Inc. who are also officers of the Partnership or its subsidiaries receive compensation from the Partnership or these subsidiaries for their services to the Partnership. The following table sets forth all compensation awarded to, earned by or paid to the Chief Executive Officer and the other four most highly compensated executive officers (the "Named Executive Officers") for their services to the Partnership for (i) the fiscal year ended January 31, 1998 ("Fiscal 1997"), (ii) the fiscal year ended February 1, 1997 ("Fiscal 1996"), and (iii) the fiscal year ended January 27, 1996 ("Fiscal 1995").

                           SUMMARY COMPENSATION TABLE


                                                                                                    LONG TERM
                                                                                                  COMPENSATION
                                                                                                ---------------
                                                                          ANNUAL COMPENSATION      OPTIONS TO       ALL OTHER
                                                                        ----------------------      PURCHASE         COMPEN-
             NAME AND PRINCIPAL POSITION                   PERIOD       SALARY(1)   BONUS(1)(2)   COMMON STOCK      SATION(4)
------------------------------------------------------   -----------   ---------    ----------- ---------------    ----------
Peter J. Canzone......................................   Fiscal 1997    $577,917    $326,332       25,000(5)        $135,849
 President, Chief Executive Officer                      Fiscal 1996     552,750     421,464       24,000(6)         118,358
 and Chairman of the Board                                                                        250,000(7)
                                                         Fiscal 1995     520,500     196,602       20,000(6)         106,393

Sheila R. Garelik.....................................   Fiscal 1997     400,583     208,783       17,000(5)          83,336
 President of Brylane                                    Fiscal 1996     364,542     244,484       18,000(6)          69,009
                                                                                                   43,750(7)
                                                         Fiscal 1995     318,500     155,043       10,000(6)          65,125

Robert A. Pulciani....................................   Fiscal 1997     312,750     163,598       15,000(5)          64,841
 Executive Vice President, Chief
  Financial Officer, Secretary and
  Treasurer
                                                         Fiscal 1996     286,583     185,059       12,000(6)          55,166
                                                                                                   36,459(7)
                                                         Fiscal 1995     266,750      85,383        6,000(6)          52,767

Dhananjaya K. Rao.....................................   Fiscal 1997     375,637     435,000       17,000(5)         127,549
 President and Chief Executive                           Fiscal 1996      51,327(8)       --       25,000(6)           5,515
  Officer--Chadwick's                                                                               8,302(9)

                                                                                                    LONG TERM
                                                                                                  COMPENSATION
                                                                                                ---------------
                                                                          ANNUAL COMPENSATION      OPTIONS TO       ALL OTHER
                                                                        ----------------------      PURCHASE         COMPEN-
             NAME AND PRINCIPAL POSITION                   PERIOD       SALARY(1)   BONUS(1)(2)   COMMON STOCK      SATION(4)
------------------------------------------------------   -----------   ---------    ----------- ---------------    ----------
Carol Meyrowitz.......................................   Fiscal 1997     345,659     410,000       15,000(5)         121,623
 Executive Vice President--Chadwick's Merchandising      Fiscal 1996      49,063(8)       --       25,000(6)           5,451
                                                                                                    6,397(9)

_____________________
(1) Included in the aggregate of salary and bonus is an amount of compensation that was deferred at the election of each Named Executive Officer. For fiscal 1997, Messrs. Canzone, Pulciani and Rao and Mmes. Garelik and Meyrowitz elected to defer $90,425, $119,087, $22,411, $152,342 and $22,990, respectively, of their aggregate salary and bonus for such period. For fiscal 1996, Messrs. Canzone and Pulciani and Ms. Garelik, elected to defer $97,421, $115,581, and $152,256, respectively, of their aggregate salary and bonus for such period. For fiscal 1995, Messrs. Canzone and Pulciani and Ms. Garelik, elected to defer $71,710, $46,818 and $111,911, respectively, of their aggregate salary and bonus for such period.
(2) For Messrs. Canzone and Pulciani and Ms. Garelik, bonuses were earned during the six-month seasons ended July 29, 1995, February 3, 1996, August 3, 1996, February 1, 1997, August 1, 1997 and January 31, 1998, but were not paid until August 1995, February 1996, August 1996, February 1997, August 1997 and February 1998, respectively. See "--Performance Bonus Program" for a discussion of Brylane's bonus program in which such individuals are entitled to participate. For Mr. Rao and Ms. Meyrowitz, bonuses were earned during fiscal 1997, but will not be paid until March 1998. See "--Chadwick's Management Incentive Plan" and "Chadwick's Long Range Management Incentive Plan" for a discussion of the bonus program in which such individuals are entitled to participate.
(3) For each of the periods set forth in the table above, no Named Executive Officer received aggregate Other Annual Compensation in excess of the lesser of $50,000 or 10% of the total of such officer's salary and bonus, nor did any such Named Executive Officer receive any restricted stock award, stock appreciation right or payment under any long-term incentive plan. Pursuant to the exchange transaction in which Brylane Inc. acquired, directly and indirectly, through the acquisition of wholly-owned subsidiaries, a 100% ownership in the Partnership in exchange for shares of the Common Stock of Brylane Inc. (the "Incorporation Plan"), an option to purchase one share of Common Stock was issued in substitution for each outstanding option to purchase one partnership unit granted in fiscal 1995, fiscal 1996 or fiscal 1997 under either of the 1995 Partnership Unit Option Plan or the 1993 Performance Partnership Unit Option Plan.
(4) In fiscal 1997, fiscal 1996 and fiscal 1995, the amounts shown for Messrs. Canzone and Pulciani and for Ms. Garelik consist of approximately $5,000, $5,000 and $5,000, respectively, under a supplemental medical benefits plan. In fiscal 1997 and fiscal 1996, the amounts in each year shown for Mr. Rao and Ms. Meyrowitz consist of $26,494 and $4,076, respectively, for a car allowance. The balance of such amounts for all such individuals consist of deferred compensation in the form of a matching contribution by the Partnership under the Deferred Compensation Plan, a cash contribution by the Partnership under the Retirement Plan, and a contribution by the Partnership under the Supplemental Retirement Plan, where applicable. See "--Deferred Compensation Plan" and "--Retirement Plans". In 1997, Messrs. Canzone, Pulciani and Rao and Mmes. Garelik and Meyrowitz earned (i) $54,255, $28,581, $48,142, $36,562 and $45,427, respectively, under the Deferred
    Compensation Plan; (ii) $10,838, $10,838, $10,838, $10,838, and $10,838,
    respectively, under the Retirement Plan (which will not be paid until April
    1998); and (iii) $65,756, $20,422, $42,075, $30,936, and $38,864,
    respectively, under the Supplemental Retirement Plan. In 1996, Messrs. Canzone, Pulciani and Rao, and Mmes. Garelik and Meyrowitz, earned (i) $58,453, $28,299, $785, $36,542 and $750, respectively, under the Deferred
    Compensation Plan; (ii) $10,119, $10,119, $654, $10,119 and $625,
    respectively, under the Retirement Plan (which was not paid until April
    1997); and (iii) $44,786, $11,748 and $17,348, respectively, under the
    Supplemental Retirement Plan. In 1995, Messrs. Canzone and Pulciani and Ms. Garelik, earned (i) $43,026, $21,128 and $28,413, respectively, under the Deferred Compensation Plan; (ii) $10,164, $10,164 and $10,164, respectively, under the Retirement Plan (which was not paid until May 1996); and (iii) $48,203, $16,475 and $21,548, respectively, under the Supplemental Retirement Plan.
(5) These options were granted to the Named Executive Officers in 1997 pursuant to Brylane's 1996 Stock Option Plan.

(6) These options were granted to the Named Executive Officers in 1995 and 1996 pursuant to the Partnership's 1995 Partnership Unit Option Plan.
(7) These options were granted to certain of the Named Executive Officers in 1993 pursuant to the Partnership's 1993 Performance Partnership Unit Option Plan.
(8) Reflects amounts earned as salary during such fiscal year by each of Mr. Rao and Ms. Meyrowitz, respectively, since December 9, 1996, their date of hire by the Company in connection with the Partnership's acquisition of the Chadwick's of Boston catalog of TJX in December 1996 (the "Chadwick's Acquisition").
(9) These options were granted pursuant to the Partnership's 1995 Partnership Unit Option Plan in connection with the Chadwick's Acquisition in exchange for certain of such individuals' options to purchase TJX Common Stock.

EMPLOYMENT AGREEMENTS

     B.L. Management Services, Inc., an indirect, wholly-owned subsidiary of the Company ("B.L. Management"), has entered into employment agreements with each of Messrs. Canzone, Pulciani, Silbert and McGrain, and Mmes. Garelik, Noriega-Wilson and Silverman, which agreements commenced on May 1, 1996. These agreements provide for annual salaries for each of these individuals which currently are $580,000, $315,000, $305,000, $185,000, $402,000, $222,000 and
$240,000, respectively. In addition, the Partnership has entered into comparable employment agreements with each of Messrs. Bennett, Brosius and Clark which provide for annual salaries which currently are $220,000, $220,000 and $220,000, respectively. Each of the employment agreements entered into by B.L. Management and the Partnership will expire on or about April 30, 1998, but will be automatically renewed for one-year terms thereafter, unless notice is given as specified in such employment agreements. On July 15, 1996, B.L. Management entered into an amendment to the employment agreement with Ms. Garelik which reflects Ms. Garelik's promotion to President of the Partnership and her corresponding increased compensation and bonus plan participation. In the event that the employment of any of these individuals is terminated without "cause" or the individual resigns for "good reason" (as such terms are defined in the employment agreements), Brylane will be required to pay such individual's base salary (reduced by any salary earned from other sources) for the greater of (i) the remainder of the term of the applicable employment agreement or (ii) nine months (or six months in the case of one executive). The employment agreements also provide for (i) the payment of one year's salary upon termination of employment by reason of death or disability (less any amounts paid to such individuals under any disability plans), and (ii) with respect to the termination of any of these individuals other than for "cause", the payment of a pro rata portion of any bonuses or incentive compensation payable with respect to any period commencing prior to the date of such individual's termination. In addition, the employment agreements provide that each executive will not compete with Brylane for a period of twelve months after termination (subject to certain exceptions), unless the executive terminates his or her employment for "good reason".

     The Partnership has entered into employment agreements with each of Mr. Rao and Ms. Meyrowitz, which agreements commenced on December 9, 1996 and will continue for a three-year term. These agreements provide for annual salaries of $375,000 for Mr. Rao and $350,000 for Ms. Meyrowitz and for participation in Chadwick's performance bonus programs. Upon termination of these employment agreements, the Partnership has agreed, subject to certain conditions, to enter into new employment agreements on terms substantially similar to those contained in the employment agreements described above for B.L. Management. Prior to this time, in the event the employment of either of these individuals is terminated without "cause" or if the individual resigns for "good reason" (as such terms are defined in the employment agreements) the Partnership will be required to pay such individual's base salary (reduced by compensation from other employment after the first 12 months of the period) for the longer of (i) one year or (ii) the remainder of the term of the applicable employment agreement, continue certain benefits, and make prorated bonus payments. The Rao and Meyrowitz employment agreements also provide for the payment of an amount equal to two times such individual's annual base salary, along with certain additional benefits, in the event such individual's employment terminates under certain circumstances for the two year period following a "change of control" (as defined). Upon a change of control, whether or not an individual's employment terminates, the agreements provide for the immediate, lump sum payment of certain bonus amounts. In addition, these employment agreements provide that, subject to certain exceptions, such executives will not compete with the Partnership for a period of 12 months after termination of employment by the Company under certain circumstances.

     Under the Purchase Agreements, PPR has stated that it intends to cause B.L. Management to enter into new three year employment agreements to replace the existing employment agreements with Messrs. Canzone, Pulciani, Silbert, McGrain, Bennett, Clark, Brosius and Rao and Mmes. Garelik, Noriega-Wilson, Silverman and Meyrowitz on terms substantially similar to those contained in each individual's existing employment agreement. PPR has also confirmed that it supports the Company's intention to execute new three year employment agreements with Daniel Carr, Robert Evans, Henry Wren, Kevin Doyle and Lawrence Kinney, each of whom is a senior officer of the Company. The execution of such agreements is a condition to the obligations of the FS Parties and M&P to consummate the closing of the Purchase Agreements, and it is anticipated that such agreements will be executed immediately prior to such closing.

STOCK SUBSCRIPTION PLANS

     The Company has adopted the Brylane Inc. 1996 Stock Subscription Plan (the "Brylane Subscription Plan"), which in part acts as a successor to a stock subscription plan (as amended, the "Subscription Plan") adopted by VP Holding Corporation ("VP Holding") in connection with the acquisition of the Lane Bryant, Roaman's and Lerner catalog businesses formerly owned by The Limited, Inc. (the "Brylane Acquisition"). Participants in the Brylane Subscription Plan are all of the members of management of Brylane other than the Named Executive Officers, Messrs. Johnson, Bennett and Brosius, and Ms. Noriega-Wilson. In addition, the Company has adopted the Brylane Inc. 1996 Senior Management Stock Subscription Plan (the "Senior Management Plan", and collectively with the Brylane Subscription Plan, the "Stock Subscription Plans"), which in part acts as a successor to the Subscription Plan with respect to the shares of VP Holding purchased by the Named Executive Officers, Messrs. Johnson, Bennett and Brosius, and Ms. Noriega-Wilson (collectively, the "Senior Management Investors"). The Company has reserved 653,000 shares of Common Stock for issuance under the Stock Subscription Plans collectively, of which 145,000 shares remain available for issuance. Until May 27, 1998, the Company may be required to repurchase Mr. Johnson's Common Stock at the greater of $10.00 per share or fair market value in the event of Mr. Johnson's death or disability.

     Pursuant to the Stock Subscription Plans, the following individuals purchased the number of shares of Common Stock set forth after their names at a purchase price of $10.00 per share: Mr. Canzone, 100,000; Ms. Garelik, 40,000; Mr. Pulciani, 25,000; Mr. Doyle, 5,000; Mr. Johnson, 30,000; Mr. McGrain, 15,000; Mr. Silbert, 20,000; Ms. Silverman, 15,000; Mr. Bennett, 22,500; Mr.
Brosius, 22,500; and Mr. Clark, 25,000. For these individuals, $500,000, $200,000, $125,000, $50,000, $0, $150,000, $100,000, $75,000, $112,500, $112,500
and $125,000 of their purchase price, respectively, was financed through the delivery of promissory notes on the terms described below. Pursuant to the Stock Subscription Plans, Ms. Noriega-Wilson purchased 15,000 shares of Common Stock at a purchase price of $15.00 per share, for which $112,500 of the purchase price was financed through the delivery of a promissory note on the terms described below. Participants who chose not to pay the entire purchase price of their subscription in cash could elect to pay up to 50% of such purchase price through the delivery of a five-year, full recourse promissory note, bearing interest at the rate of interest designated by Morgan Guaranty as the prime rate at the time of purchase (which at the time of the Brylane Acquisition was approximately 6%). In a few instances, the portion of the purchase price paid by promissory note was greater than 50% of the total purchase price. Accrued interest on the promissory notes is payable quarterly, and the principal balance of, including all accrued and unpaid interest on, the promissory notes is payable in full at maturity. The shares of Common Stock purchased by such individuals who partially financed their purchases in this manner have been pledged to the Company in order to secure repayment of the notes. As of January 31, 1998, of the aggregate purchase price of approximately $5.2 million paid for the shares of Common Stock purchased by such individuals (net of repurchases), promissory notes in the aggregate amount of approximately $1.0 million remained outstanding.

     As contemplated by the Purchase Agreements, PPR has agreed to offer to purchase from Messrs. Canzone, Pulciani and Silbert and Ms. Garelik of 78,900, 25,000, 20,000 and 40,000 shares, respectively, of their Common Stock at $51.00 per share, the same price to be paid pursuant to the Purchase Agreements.

OPTION PLANS

     Brylane 1996 Performance Option Plan

     The Company has adopted the Brylane Inc. 1996 Performance Stock Option Plan (the "Brylane 1996 Performance Option Plan"), which acts as the successor to the Partnership's 1993 Performance Partnership Unit Option Plan (as amended, the "1993 Option Plan") which was adopted in connection with the Brylane Acquisition. An aggregate of 779,584 shares of Common Stock have been reserved for issuance under the Brylane 1996 Performance Option Plan. As amended, all options granted under the Brylane 1996 Performance Option Plan terminate 10 years from the date of grant of the options under the 1993 Option Plan, if not sooner terminated due to termination of employment.

     Messrs. Canzone, Pulciani, Doyle, Johnson, McGrain, Silbert, Bennett, Brosius and Clark, and Mmes. Garelik, Silverman and Noriega-Wilson have been granted the right to purchase 250,000, 36,459, 3,750, 20,000, 11,250, 20,000,
31,250, 31,250, 34,375, 43,750, 11,250 and 15,000 shares of Common Stock, respectively, at a price of $15.00 per share.

     As of January 31, 1998, options for the purchase of 619,584 shares of Common Stock at a purchase price of $15.00 per share were outstanding and exercisable under the Brylane 1996 Performance Option Plan, and options for the purchase of 160,000 shares remained available for issuance.

     As contemplated by the Purchase Agreements, PPR is offering to purchase all of the outstanding and vested options under the Brylane 1996 Performance Option Plan at $51.00 per share, the same price to be paid pursuant to the Purchase Agreements. The Company has received commitments from Richard Bennett, William Brosius, Peter Canzone, Daniel Carr, Lawrence Frank, Sheila Garelik, Kevin McGrain, Robert Pulciani and Jules Silbert that such persons will exercise their options and sell 15,625, 15,625, 250,000, 6,000, 7,500, 28,750, 5,250, 36,459
and 10,000, respectively, shares of Common Stock acquirable upon such exercises to PPR at such price. Pursuant to the Purchase Agreements, PPR has stated its intention to support the replacement of the 1996 Performance Option Plan with a new plan with substantially similar economic value based on the Company's long-term financial performance.

     Brylane 1996 Option Plan

     The Company has adopted the Brylane Inc. 1996 Stock Option Plan (the "Brylane 1996 Option Plan"), which acts as the successor to the Partnership's 1995 Partnership Unit Option Plan (as amended, the "1995 Option Plan") which was adopted in connection with the Brylane Acquisition. As amended, an aggregate of 1,700,000 shares of Common Stock have been reserved for issuance under the Brylane 1996 Option Plan. Other than as described below, all options become exercisable in three equal annual installments on the first, second and third anniversaries of the date of original grant (including, if relevant, the date of grant of the options under the 1995 Option Plan). As amended, all options granted under the Brylane 1996 Option Plan terminate seven to ten years from the date of original grant (including, if relevant, the date of grant of the options under the 1995 Option Plan), if not sooner terminated due to termination of employment.

     Messrs. Canzone, Johnson, Pulciani, Silbert, Doyle, McGrain, Bennett, Brosius and Clark, Mmes. Garelik, Noriega-Wilson and Silverman have been granted the right to purchase 20,000, 25,000, 6,000, 6,000, 1,000, 3,000, 5,000, 5,000,
5,500, 10,000, 4,000 and 4,000 shares of Common Stock, respectively, at a price of $15.00 per share and a term of seven years. Messrs. Canzone, Pulciani, Silbert, Doyle, McGrain, Bennett, Brosius and Clark, and Mmes. Garelik, Noriega-Wilson and Silverman have been granted the right to purchase 24,000, 12,000, 6,000, 2,000, 4,000, 6,000, 6,000, 5,000, 18,000, 6,000 and 6,000 shares of
Common Stock, respectively, at a price of $19.00 per share and a term of seven years. Messrs. Canzone, Pulciani, Silbert, Doyle, McGrain, Bennett, Brosius, Clark, Johnson and Rao, and Mmes. Garelik, Noriega-Wilson, Silverman and Meyrowitz have been granted the right to purchase 25,000, 15,000, 3,000, 4,000, 3,000, 3,000, 5,000, 2,500, 10,000, 17,000, 17,000, 5,000, 6,000 and 15,000
shares of Common Stock, respectively, at a price of $36.00 per share and a term of seven years. Mr. Silbert has been granted the right to purchase 5,000 shares of Common Stock at a price of $41.00 per share and a term of seven years. In addition, Mr. Rao and Ms. Meyrowitz have each been granted the right to purchase 25,000 shares of Common Stock at a price of $20.00 per share, which options expire on December 9, 2006. In addition, in connection with the Chadwick's Acquisition, Mr. Rao and Ms. Meyrowitz were granted options to purchase 2,269 and 1,861 shares of Common Stock, respectively, at a price of $9.92 per share, in exchange for certain of their options to purchase TJX common stock. Such options vest in full on September 20, 1997 and expire on September 20, 2004. Finally, also in connection with the Chadwick's Acquisition, Mr. Rao and Ms. Meyrowitz were granted options to purchase 6,033 and 4,536 shares of Common Stock, respectively, at a price of $5.67 per unit, in exchange for certain of their options to purchase TJX common stock. Such options vest in equal 50% increments on September 6, 1997 and September 6, 1998, and expire on September 6, 2005. On May 22, 1997, Mr. Starrett was granted an option to purchase 2,000 shares of Common Stock, at a price of $29.875 per share and a term of seven years, as well as an additional option to purchase 3,347 shares of Common Stock, at a price of $25.40 per share, which option vests in full on May 22, 1998 and expires on May 22, 2004.

     As of January 31, 1998, options for the purchase of 110,091 shares of Common Stock at a purchase price of $15.00 per share, options for the purchase of 130,240 shares of Common Stock at a purchase price of $19.00 per share, options for the purchase of 90,486 shares of Common Stock at a purchase price of $20.00 per share, options for the purchase of 2,000 shares of Common Stock at a purchase price of $29.875 per share, options for the purchase of 3,347 shares of Common Stock at a purchase price of $25.40 per share, options for the purchase of 5,000 shares of Common Stock at a purchase price of $41.00 per share, substitute options (issued in connection with the Chadwick's Acquisition) for the purchase of 2,390 shares of Common Stock at a purchase price of $9.92 per share, options for the purchase of 253,250 shares of Common Stock at a purchase price of $36.00 per share, and substitute options (issued in connection with the Chadwick's Acquisition) for the purchase of 24,045 shares of Common Stock at a purchase price of $5.67 per share, were outstanding under the Brylane 1996 Option Plan, and options for the purchase of 999,485 shares remained available for issuance.

     As of January 31, 1998, options to purchase an aggregate of 79,666 shares of Common Stock had been exercised under the Brylane 1996 Option Plan. Pursuant to the Purchase Agreements, PPR has stated its intention to support the continued granting of options under the Brylane 1996 Option Plan on an annual basis which grants will have substantially similar terms and economic value as grants previously made under the Brylane 1996 Option Plan.

CERTAIN INFORMATION REGARDING OPTION GRANTS AND EXERCISES DURING FISCAL 1997

     The following table sets forth information concerning options granted to the Named Executive Officers of the Company during fiscal 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR









                                      INDIVIDUAL GRANTS                               POTENTIAL REALIZABLE VALUE
                     ----------------------------------------------------              AT ASSUMED ANNUAL RATES
                                           % OF TOTAL                                       OF STOCK PRICE
                             NUMBER OF      OPTIONS                                    APPRECIATION FOR OPTION
                            SECURITIES     GRANTED TO                                          TERM (3)
                            UNDERLYING     EMPLOYEES    EXERCISE OR                   ---------------------------
                             OPTIONS       IN FISCAL    BASE PRICE     EXPIRATION
      NAME                   GRANTED         YEAR        ($/SH)(1)       DATE(2)           5%($)        10%($)
---------------------      ----------     -----------   -----------    ----------     -------------  ------------
Peter J. Canzone.....        25,000          9.31         36.00          7/24/04         366,300       854,100
Sheila R. Garelik....        17,000          6.33         36.00          7/24/04         249,084       580,788
Robert A. Pulciani...        15,000          5.59         36.00          7/24/04         219,780       512,460
Dhananjaya K. Rao....        17,000          6.33         36.00          7/24/04         249,084       580,788
Carol Meyrowitz......        15,000          5.59         36.00          7/24/04         219,780       512,460

_____________________
(1) The exercise price per share of these options was equal to the fair market value of the Common Stock on the date of grant.
(2) These options were granted under the Brylane 1996 Option Plan and will terminate seven years from the date of grant (if not sooner due to termination of employment). These options become exercisable in three equal installments on the first, second and third anniversaries of the date of grant. See "--Option Plans".

(3) The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. No gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

     The following table sets forth information concerning the number and value of securities underlying unexercised options held by each of the Named Executive Officers as of January 31, 1998.


                   AGGREGATED OPTION EXERCISES IN LAST FISCAL
                     YEAR AND FISCAL YEAR-END OPTION VALUES


                                                           NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                                               UNDERLYING                 IN-THE-MONEY
                                                           UNEXERCISED OPTIONS              OPTIONS AT
                                                              AT JANUARY 31,               JANUARY 31,
                                                               1998(#)(1)                  1998($)(2)
                          SHARES         VALUE          -----------------------      --------------------
                        ACQUIRED ON     REALIZED              EXERCISABLE/                EXERCISABLE/
        NAME            EXERCISE (#)      ($)                 UNEXERCISABLE               UNEXERCISABLE
---------------------   ------------   ---------        ------------------------     --------------------
Peter J. Canzone.....              --         --               271,333/47,667         9,396,822/1,067,428
Sheila R. Garelik....              --         --                56,416/32,334           1,936,456/718,607
Robert A. Pulciani...           8,000    246,125                36,459/25,000           1,266,950/521,750
Dhananjaya K. Rao....          13,618    502,718                     0/36,684                   0/862,583
Carol Meyrowitz......          12,462    450,822                     0/33,935                   0/802,067

_____________________
(1) Represent options granted under the Brylane 1996 Performance Option Plan and the Brylane 1996 Option Plan.
(2) These values are calculated using the last reported sale price of the Common Stock on the New York Stock Exchange on January 30, 1998 of $49.75 per share, less the exercise price of the options.

RETIREMENT PLANS

     All of the Company's nonunion employees over 21 years of age are eligible to participate in the Brylane, L.P. Savings and Retirement Plan (the "Retirement Plan") after one year of employment. The Retirement Plan allows eligible employees to make pre-tax contributions up to the lesser of $9,500 or 10% of their compensation. All amounts contributed by employees are immediately fully vested. The Company matches 100% of employee contributions to the Retirement Plan up to a maximum employer contribution of 3% of the employee's compensation. In addition, the Company makes additional contributions to the Retirement Plan equal to 4% of each participant's compensation up to the Social Security taxable wage base for the year (which was $65,400 for 1997) and equal to 7% of each participant's total compensation which exceeds that amount. An additional 1% of compensation is contributed by the Company on behalf of those participants who have completed at least five years of service. The Company's contributions begin to vest after three years of service, at which time such contributions are 20% vested. Thereafter, the contributions vest at a rate of 20% each year so that the Company's contributions are fully vested after seven years of service. Notwithstanding the foregoing, the Company's contributions fully vest when the employee reaches age 65, dies or becomes disabled while employed by the Company. Benefits under the Retirement Plan are paid in the form of a lump sum distribution following termination of employment. In certain circumstances, participants may be entitled to receive a distribution prior to termination of employment. Participants may borrow from the Retirement Plan up to 50% of their vested funds.

     In addition to the Retirement Plan, the Company maintains the Brylane, L.P. Supplemental Retirement Plan for certain highly compensated employees (the "Supplemental Retirement Plan"). The Supplemental Retirement Plan allows an eligible employee to receive the contributions which the employee would otherwise receive under the Retirement Plan, except for certain limitations imposed by the Internal Revenue Code of 1986, as amended. An individual will receive such a contribution only if he or she is employed by the Company on the last day of the year. Gains and losses are credited to such employee account at a rate of 7 3/4%, compounded annually.

     Vesting of contributions to the Supplemental Retirement Plan occurs at the same rate as the Company's contributions to the Retirement Plan. The nonvested portion of any account is forfeited upon termination of employment. Benefits under the Supplemental Retirement Plan are paid in the same manner as under the Retirement Plan. The benefits under the Supplemental Retirement Plan are not funded, consisting of unsecured liabilities payable by the Company out of its general assets.

DEFERRED COMPENSATION PLAN

     The Company has adopted the Brylane, L.P. Deferred Compensation Plan for eligible employees (the "Deferred Compensation Plan"). The Deferred Compensation Plan credits participants' accounts with amounts of compensation, up to 90% of compensation, which they defer voluntarily pursuant to elections made prior to the period with respect to which such compensation is earned ("Deferrals"). The Deferrals will not be subject to federal income tax at the time of the Deferral. Each participant's Deferrals are fully vested at all times. Further, the Company may cause matching contributions to be credited to certain participants' accounts at its discretion. Matching contributions credited to the participants' accounts vest in the same manner as under the Retirement Plan. A participant's account is payable at such time and in the same manner as under the Retirement Plan.

     Participation in the Deferred Compensation Plan is at the discretion of the Board. Participants' accounts in the Deferred Compensation Plan will be credited with interest at a rate specified by a committee of members of the Board (currently the greater of LIBOR plus 2.0% or 7 3/4%). The benefits under the Deferred Compensation Plan are not funded, consisting of unsecured liabilities payable by the Company out of its general assets. Participants may elect to have benefits paid in the form of lump-sum distributions or over a period of time. Since December 1993, the Company has made pay-outs in the approximate aggregate amount of $383,675 to certain former employees and one former executive officer under the Deferred Compensation Plan.

PERFORMANCE BONUS PROGRAM

     The Company (and its subsidiaries) have a semi-annual performance bonus program based upon goals relating to the Company's operating profit. Such goals are established at the beginning of each six-month season based upon a review by the Board of management's operating budget for that season. Each participant in such program may receive a bonus based on a certain percentage of half of his or her annual salary, with the actual bonus amount to be based upon the extent to which the operating profit goals for that season are met or exceeded.

CHADWICK'S MANAGEMENT INCENTIVE PLAN

     In connection with the Chadwick's Acquisition, Brylane adopted the Chadwick's Management Incentive Plan (the "Chadwick's MIP"). The Chadwick's MIP is intended to provide key officers and associates of the Company's Chadwick's division with cash incentive opportunities based on annual performance goals. The Chadwick's MIP is administered by the Company's Compensation Committee, which has full authority to grant awards, including selecting the relevant performance criteria thereunder, adjusting performance criteria or award amounts in certain circumstances, and amending the terms of such plan. At the beginning of each fiscal year, the Compensation Committee determines a range of performance goals from minimum to target to maximum, and for each participant determines the relative weights of these performance goals and the award amounts payable upon attainment of the goals.

CHADWICK'S LONG RANGE MANAGEMENT INCENTIVE PLAN

     In connection with the Chadwick's Acquisition, Brylane adopted the Chadwick's Long Range Management Incentive Plan (the "Chadwick's LRMIP"). The Chadwick's LRMIP is administered by the Compensation Committee, which has full authority to grant awards, including selecting the relevant performance criteria thereunder, adjusting the performance criteria or award amounts in certain circumstances, and amending the terms of such plan. Awards under the Chadwick's LRMIP are generally made annually for each successive rolling three-year cycle. At the time of award, the Compensation Committee determines a range of performance goals for the three-year award cycle, from minimum to target to maximum, and for each participant determines the relative weights of these performance goals and the award amounts payable upon attainment of the goals.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company has a Compensation Committee of its Board of Directors which currently consists of Ronald P. Spogli, John M. Roth, Samuel P. Fried and Peter
M. Starrett (except that, when determining the compensation of "named executive officers" (as defined in Section 162(m) of the Internal Revenue Code), the Compensation Committee consists of Messrs. Fried and Starrett). Messrs. Spogli and Roth are two of the three FS&Co. nominees to the Board, and Mr. Fried is one of the two nominees of The Limited to the Board. In May 1994, in connection with his election to the Board of Representatives of the Partnership, Mr. Johnson purchased 30,000 shares of VP Holding common stock and was granted an option to purchase 20,000 partnership units in the Partnership under the 1993 Option Plan. In September 1995, Mr. Johnson was granted an option to purchase 25,000 partnership units in the Partnership under the 1995 Option Plan. Also in September 1995, the Company agreed to pay to Mr. Johnson an annual consulting fee of $75,000. In connection with the Incorporation Plan, these securities have been exchanged for 30,000 shares of Company Common Stock, an option to purchase 20,000 shares of Company Common Stock, and an option to purchase 25,000 shares of Company Common Stock, respectively. In addition, on July 24, 1997, Mr. Johnson was granted an option to purchase 10,000 shares of Common Stock, at a price of $36.00 per share, pursuant to the Brylane 1996 Option Plan. On May 22, 1997, Mr. Starrett was granted an option to purchase 2,000 shares of Common Stock, at a price of $29.875 per share, as well as an additional option to purchase 3,347 shares of Common Stock, at a purchase price of $25.40 per share, pursuant to the Brylane 1996 Option Plan. See "--Stock Subscription Plans" and "--Option Plans".


            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's directors and certain of its officers, and persons who own more than 10% of a registered class of the Company's equity securities (collectively, "Insiders"), to file reports of ownership and changes in ownership with the Commission. Insiders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that its Insiders complied with all applicable Section 16(a) filing requirements for fiscal 1995, with the exception of Messrs. Bennett, Clark, Doyle, McGrain and Silbert and Mmes. Noriega-Wilson and Silverman, each of whom filed a late Form 4 to report acquisitions of Common Stock in connection with the Merrill Lynch Reserved Shares Program and Jessie Bourneuf, who reported on a Form 5 options granted to her in connection with the Partnership's acquisition of the KingSize catalog division of Wearguard, a wholly-owned subsidiary of ARAMARK Corporation in October 1995.